G A R Y   S T E V E N   F I N D L E Y  &  A S S O C I A T E S

Gary Steven Findley*	A PROFESSIONAL CORPORATION	Telephone
Thomas Q. Kwan	ATTORNEYS AT LAW	(714) 630-7136
Laura Dean-Richardson		Telecopier
Debra L. Barbin	1470 NORTH HUNDLEY STREET	(714) 630-7910
	ANAHEIM, CALIFORNIA 92806	(714) 630-2279
*A Professional Corporation

January 25, 2007

Mr. Paul Cline, Senior Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	The Bank Holdings;
Form 8-K filed Jan. 19, 2007
File No. 000-50645

Dear Mr. Cline:

We have reviewed your comment letter dated January 23, 2007 and are responding to your comments to the Form 8-K filed on January 19, 2007.  An amended 8-K, Item 4.02(a) is being filed concurrently herewith, addressing the issued raised in the comments, and providing additional information, pursuant to that Item. Also, set forth below herewith is the requested statement from The Bank Holdings.

We hope that this amended filing satisfies your comments and concerns regarding the Form 8-K.  Should you have any need for additional explanation of the above, please contact the undersigned or Mr. Jack Buchold, Chief Financial Officer of The Bank Holdings at (775) 853-8600.

Respectfully submitted,

/s/ Debra L. Barbin

Debra L. Barbin

/dlb

Enclosures

cc: Mr. Jack Buchold

ACKNOWLEDGMENT BY THE BANK HOLDINGS

The Bank Holdings (“Company”) hereby acknowledges as follows:

1.  That the Company is responsible for the adequacy and accuracy of the disclosure in the Form 8-K filed January 19, 2007 (“Filing”).

2.  That staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

3.  That the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

THE BANK HOLDINGS
By:	/s/ Jack Buchold
Jack Buchold, Chief Financial Officer